Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jack Cooper Holdings Corp.:

We consent to the use of our report dated March 17, 2016, except for Notes 5 and 16, which are as of April 11, 2016, with respect to the consolidated balance sheets of Jack Cooper Holdings Corp. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, cash flows, and stockholders’ deficit for each of the years in the three-year period ended December 31, 2015, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Kansas City, Missouri
April 11, 2016